SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair announces 6 NEW routes FROM BRUSSELS (CHARLEROI) TO IBIZA, KAUNAS, KRAKOW, NADOR, SEVILLE and ZADAR

12 AIRCRAFT, 4M PAX P.A. & 4,000 JOBS AT CHARLEROI

Ryanair, the world's favourite airline, today (8th Dec 09) announced that it will add four new Boeing 737-800 aircraft (12 in total) and open 6 new routes (57 in total) from its Brussels (Charleroi) base to Ibiza, Kaunas, Krakow, Nador, Seville and Zadar from March 2010. This brings Ryanair's investment in Brussels (Charleroi) to twelve aircraft worth over $800million.

These six new routes along with increased frequencies on 14 other routes (see below) will increase Ryanair's annual traffic at Brussels (Charleroi) to over 4million which will sustain 4,000 local jobs.

To celebrate its further expansion at Brussels (Charleroi), Ryanair released 500,000 €5 New Year seats for travel across 500 of its European routes in January. These €5 seats are available for booking until midnight Thursday (10th Dec) on www.ryanair.com.

Speaking in Brussels today, Ryanair's Michael O'Leary said:

"Brussels (Charleroi) today celebrates its 12th Ryanair based aircraft, six new routes to Ibiza, Kaunas, Krakow, Nador, Seville and Zadar and increased frequencies on 14 other routes from March 2010. These new flights go on sale tomorrow. With a total of 57 low fare routes from Brussels (Charleroi) next summer Belgian  consumers/
visitors can beat the recession by choosing Ryanair's guaranteed lowest fares and no fuel surcharges to exciting destinations all over Europe.  Ryanair's 4million passengers p.a. will sustain 4,000 local jobs in Charleroi in 2010.

"To celebrate these new aircraft and routes at Brussels (Charleroi), Ryanair is releasing 500,000 €5 New Year seats for travel across Europe in January. Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on  www.ryanair.com".

   New routes

Route	Begin	Freq (pw)
Ibiza	1st May	3pw
Kaunas	1st Apr	3pw
Krakow	31st Mar	3pw
Nador	3rd May	2pw
Seville	2nd May	4pw
Zadar	1st May	3pw

 Increased frequencies

Route	Freq
Alicante	10pw
Ancona	3pw
Barcelona (Reus)	4pw
Fez	4pw
Madrid	19pw
Marrakesh	3pw
Oporto	5pw
Palma	4pw
Riga	6pw
Rome (Ciampino)	21pw
Tangier	3pw
Trapani	4pw
Valencia	6pw
Valladolid	5pw

Ends.                                                  Tuesday 8th December 2009

For further information:

Stephen McNamara- Ryanair         Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1271                     Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  08 December 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary